Exhibit 99.1

Silicon Motion Announces Change in Management

TAIPEI, Taiwan, July 3, 2008 — Silicon Motion Technology Corporation (NASDAQ: SIMO) (“the Company”), a leading fabless semiconductor company that designs, develops and markets semiconductor solutions for multimedia consumer electronics, today announced that James Yun, Executive Vice President of the Company’s Communications products will resign from his current position in order to pursue other personal interests. Sangwoo Han, former Chief Technology Office of FCI, will replace Dr. Yun as head of the Company’s Communications products.

“I would like to thank James for his many contributions to both FCI, which is now our Communications product line, and to Silicon Motion over the past year,” said Wallace Kou, President and CEO of Silicon Motion. “The acquisition of FCI was a key strategic move for our company last year and the seamless integration and continued strong growth of this product line is largely a testament to James’ tireless work and steadfast leadership. James founded FCI and through his vision, created one of the global leaders in mobile TV silicon tuner technology. We therefore welcome James’ continued involvement as a senior advisor.”

“We are fully confident that Sangwoo will be able to capably take over from James given that he has spent the past five years in charge of product design and development at FCI, and has spent well over 10 years in the industry. His deep technical understanding and strong leadership are some of the primary reasons for why we are currently able to offer mobile communication solutions that are best-in-class in terms of size, power and performance.”

Dr. Han received a B.S. in electrical engineering from Carnegie-Mellon University, an M.S. in electrical engineering from the University of Pennsylvania, and a Ph.D. in electrical engineering from the Georgia Institute of Technology. In 1997, he co-founded RF Solutions Inc., in Atlanta, GA, which is now the Anadigics WLAN Center of Excellence. He joined FCI in 2003 and has been in charge of product design, development, production and marketing.

Dr. Han added, “I strongly believe that we have the team in place to take Silicon Motion’s communications business to the next level. We already have the number one market position in Korea, which is the second largest and one of the fastest growing mobile TV markets in the world. We are now also targeting other growth markets such as China and Europe. I look forward to working closely with Wallace as we continue to build on our success.”

About Silicon Motion:

Silicon Motion is an innovative technology company that designs, develops, and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV tuners, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoCs business is composed of products that support MP3 players, PC cameras, and embedded graphics applications.

Contact:

Investor Contact:	Media Contact:
Selina Hsieh	Sara Hsu
Investor Relations	Project Manager
Tel: +886 3 552 6888 x2311	Tel: +886 2 2219 6688 x3509
E-mail: ir@siliconmotion.com	E-mail: sara.hsu@siliconmotion.com.tw

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Tel: +852 9212 0684